MONTHLY REPORT - April, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $  1,567,218    (24,100,672)
   Change in unrealized gain (loss) on open           9,173,799     (9,065,693)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (4,400)       (28,913)
         obligations
      Change in unrealized gain (loss) from U.S.        116,941        (82,514)
         Treasury obligations
    Interest income                                      69,308        336,142
    Foreign exchange gain (loss) on margin deposits     (59,165)        75,366
                                                   ------------   ------------
Total: Income                                        10,863,701    (32,866,284)

Expenses:
   Brokerage commissions                              3,493,005     14,770,874
   Management fee                                        53,586        214,034
   20.0% New Trading Profit Share                             0              0
   Custody fees                                             497         39,113
   Administrative expense                               171,113        703,170
                                                   ------------   ------------
Total: Expenses                                       3,718,201     15,727,191

Net Income (Loss) - April, 2012                $      7,145,500    (48,593,475)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (596,242.099       $  9,062,062     640,998,652    650,060,714
   units) at March 31, 2012
Addition of 3,000.134 units on                0       3,294,444      3,294,444
   April 1, 2012
Redemption of (21.231) units                  0         (26,074)       (26,074)
   on April 1, 2012
Redemption of (27,144.626) units              0     (29,871,598)   (29,871,598)
   on April 31, 2012*
Net Income (Loss) - April, 2012         146,420       6,999,080      7,145,500
                                   -------------   -------------   ------------

Net Asset Value at April 30,
2012 (572,248.804 units inclusive
of 172.428 additional units) 	   $   9,208,482    621,394,504    630,602,986
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST APRIL 2012 UPDATE

            April     Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    1.04%       (6.65)%      $   1,096.96   545,220.088  $ 598,066,575
Series 2    1.42%       (5.24)%      $   1,195.82       242.952  $     290,527
Series 3    1.45%       (5.16)%      $   1,201.72    25,553.448  $  30,708,025
Series 4    1.62%       (4.53)%      $   1,247.94     1,232.316  $   1,537,859


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			            May 8, 2012


Dear Investor:

The Trust registered a gain for the month due predominantly to profits from trading interest rate futures. Elsewhere, marginal profits from trading currency forwards, and soft and agricultural commodity futures were outweighed slightly by marginal losses from trading energy and metals. Trading of equity futures was flat.

The improving outlook that drove price action during the first quarter proved ephemeral in April as market participants faced a string of unimpressive economic statistics and a European debt problem that continued to defy a definitive solution. The employment and activity statistics out of the United States, while continuing to signal growth, were more muted than during the first quarter. Asian economic expansion also seemed to be decelerating more than hoped. Finally, in Europe, recessionary news came out of Spain, Italy, Greece, Ireland and even the U.K. This European news has led to rising borrowing costs, sovereign credit ratings downgrades and warnings, increased popular opposition to austerity and structural reform measures, the fall of the Dutch government, and concerns about the outcomes of French and Greek elections in early May.

When safe haven buying resumed, long positions in U.S., Australian, German, and Japanese government note and bond futures were highly profitable. Meanwhile, long positions in short-term sterling interest rate futures and Italian 10-year notes were fractionally negative.

Long Aussie dollar positions against the U.S. dollar, euro and Swiss franc were profitable, as were short dollar trades versus the Colombian and Chilean pesos. A short euro trade against the Turkish lira and a long dollar trade relative to the Indian rupee produced gains as well. Meanwhile, a long dollar/yen trade was unprofitable, as was euro cross rate trading.

Long positions in Brent crude and RBOB gasoline, and non-trend trading of crude were slightly unprofitable. Short natural gas positions were marginally positive. Trading of metal futures was also marginally unprofitable.

Equity futures prices weakened in April as first quarter optimism dissipated. Long Japanese stock index positions were particularly negative, although some of that loss was offset by a short Spanish equity trade that was profitable. Non-trend trading of equity futures was profitable and offset small losses from a number of other long trades.

Long positions in soybeans and soybean meal, and short positions in KC wheat and livestock were profitable, and outweighed losses from non-trend trading of grain. Short arabica coffee and cotton trades were profitable, while a long sugar position was unprofitable.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman